SECURITIES MANAGEMENT AND RESEARCH, INC.
Investment Adviser & Mutual Fund Underwriter, member NASD, SIPC
2450 South Shore Boulevard, League City, Texas  77573  (281) 334-2469
Mailing: P.O. Box 58969, Houston, Texas  77258-8969


May 5, 2009


Mr. Jason Fox
Securities and Exchange Commission
Room 9051, Stop 0505
450-5th Street, N.W.
Washington, DC 20549

RE:  SEC File #811-6155
     SEC REgistration #033-36423
     CIK #0000867050

Dear Mr. Fox:

As requested during your May 1, 2009 telephone conversation with Lynn Garibaldi, the following responses are being provided concerning the review of the December 31, 2008 financial statements for American National Investment Accounts, Inc. (the "Fund").

1. We were requested to provide you with an explanation of what is included in qualification fees. These fees include the cost paid to Edgarize the annual filing of the prospectus and fees paid to CT Corporation System which serves as the Fund's registered agent in states in which they do business.

2. We were requested to confirm whether or not the expense example was audited or unaudited. The example is unaidited and it will be correctly noted in the next shareholder report.

3. We were requested to modify the Expense Example section of the shareholder report to include a statement that explains that the example does not include fees and expenses of the insurance company and that if it did, expenses would be higher. These changes will be made in the next shareholder report, which will be the semi-annual report for the year ending June 30, 2009.

Should you have further questions or require additional information, please contact me.

Very truly yours,

/s/ Brenda Koelemay
Vice President, Chief Financial/Administrative Officer

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